UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                    FORM 11-K


       (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year end December 31, 1998

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                         Commission file number 1-11961


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      CARRIAGE SERVICES 401(K) PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      CARRIAGE SERVICES, INC.
      1300 POST OAK BLVD., SUITE 1500 HOUSTON, TEXAS 77056

                              REQUIRED INFORMATION

A. FINANCIAL STATEMENTS. The following financial statements are furnished for the Plan.


    1. Audited Statement of Net Assets Available for Benefits as of December 31, 1998 and 1997.

    2. Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998.

    3.  Notes to Financial Statements.

    4.  Schedules

        (a)  Assets Held for Investment Purposes
        (b)  Reportable Transactions

B.  EXHIBITS

        None

                          CARRIAGE SERVICES 401(K) PLAN

                              ____________________


                              FINANCIAL STATEMENTS
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                        CARRIAGE SERVICES 401(K) PLAN
                              TABLE OF CONTENTS

                                _______________


                                                                   PAGE(S)
                                                                 ----------
Independent Accountants' Report                                       1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1998 and 1997                         2

  Statement of Changes in Net Assets Available
    for Benefits for the year ended December 31, 1998                 3

  Notes to Financial Statements                                      4-21

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1998                      22

  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1998                             23-24

                        INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Directors
Carriage Services, Inc.:


We have audited the accompanying statement of net assets available for benefits of the Carriage Services 401(k) Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Carriage Services 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 13, 1999

                          CARRIAGE SERVICES 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1998 AND 1997

                              ___________________


     ASSETS                                               1998            1997
                                                       ----------     ----------
Investments:
  Registered investment companies (mutual
    funds) at market value .......................     $4,276,620     $2,930,998
  Great-West Life & Annuity Insurance
    Company Guaranteed Certificate Funds,
    at contract value ............................           --           52,711
  Carriage Services, Inc. Class A common
    stock, 19,173.6711 shares, at market
    value ........................................        546,861           --
Participant loans receivable .....................         89,369        109,112
Contributions receivable:
  Employer .......................................         28,203        125,302
  Employee .......................................        146,680           --
                                                       ----------     ----------

    Total assets .................................      5,087,733      3,218,123
                                                       ----------     ----------


     LIABILITIES

Excess contributions payable .....................          7,768         22,912
                                                       ----------     ----------

  Total liabilities ..............................          7,768         22,912
                                                       ----------     ----------

    Net assets available for benefits ............     $5,079,965     $3,195,211
                                                       ==========     ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                          CARRIAGE SERVICES 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                               __________________


Additions to net assets attributable to:
  Investment income
    Net appreciation in fair value
      of investments .....................................     $  452,922
    Interest .............................................         34,806
                                                               ----------

      Total investment income ............................        487,728
                                                               ----------

  Contributions
    Employer .............................................        204,422
    Participants .........................................      1,384,157
    Rollovers ............................................         74,856
                                                               ----------

      Total contributions ................................      1,663,435
                                                               ----------

        Total additions ..................................      2,151,163

Deductions from net assets attributable to:
  Benefit payments .......................................        258,641
  Excess contributions ...................................          7,768
                                                               ----------

        Total deductions .................................        266,409
                                                               ----------

Net increase .............................................      1,884,754

Net assets available for benefits,
  beginning of year ......................................      3,195,211
                                                               ----------

Net assets available for benefits,
  end of year ............................................     $5,079,965
                                                               ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                          CARRIAGE SERVICES 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                ________________


1.   DESCRIPTION OF PLAN:

     The Carriage Services 401(k) Plan (the "Plan") was originally established by Carriage Funeral Holding, Inc. (the "Company") through the adoption of the Powell, Townsend & Associates, Inc. Regional Prototype 401(k) Plan and Trust effective March 19, 1993. The Plan was amended and restated effective January 1, 1998 upon adoption of the Travelers Insurance Company Flexible Nonstandardized Safe Harbor Prototype 401(k) Profit Sharing Plan. The restated plan provisions are not significantly changed from the Plan as originally adopted. The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Company has the right, under the Plan agreement, to terminate the Plan, although the Company has no intention to do so. Upon termination, assets would be distributed to the participants.

     ELIGIBILITY AND CONTRIBUTION

     Employees are eligible to participate in the Plan on the Plan entry date immediately following the completion of one hour of service and attainment of 21 years of age. Plan entry date is on January 1st or July 1st immediately following employment and meeting the service requirements. Participants may make an elective contribution on a tax-deferred basis of up to 15 percent of total compensation, subject to certain limitations provided for in the Code. The Company elected to contribute on behalf of each participant an amount equal to 25 percent of the participant's contribution up to 5 percent of the participant's compensation during 1998 and 1997.

     Participant contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $7,768 and $22,912 has been reflected in the statements of net assets available for benefits as of December 31, 1998 and 1997, respectively.

     ALLOCATION OF EMPLOYER CONTRIBUTIONS

     Each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.


                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                ________________


1.   DESCRIPTION OF PLAN, CONTINUED

     PARTICIPANT LOANS

     A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan, which can extend up to 30 years. Participant loans outstanding as of December 31, 1998 and 1997 totaled $89,369 and $109,112, respectively. As of December 31, 1998 such participant loans bore interest at rates ranging from 10.25% to 10.75% per year.

     INVESTMENT OPTIONS

     As of December 31, 1998, participants could direct the investment of their accounts in the following investment options offered through the plan custodian, Smith Barney Corporate Trust Company:

     Founders Growth Fund - A mutual fund that invests in common stocks of established companies with market capitalizations of greater than $500 million and with, in the view of the fund manager, an above average prospect for growth.

     Scudder Growth and Income Fund - A mutual fund with the investment objective of long-term capital growth while providing current income and growth in income. This fund invests primarily in common stocks and convertible securities of companies that pay current dividends and that, in the view of the fund manager, offer the prospect of growth of earnings.

     Wasatch Advisors Growth Fund - A mutual fund with the investment objective of aggressive growth. This fund invests primarily in common stock of companies that, in the view of the fund manager, have superior growth potential.

     Lazard Small Capital Portfolio - A mutual fund with the investment objective of outperforming the Russell 2000 Index. This fund invests primarily in companies with market capitalization of less than $1 billion.

     Brinson Global Equity Fund - A mutual fund that invests primarily in the equity securities of major non-U.S. companies, with a concentration of investment in Europe.



                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                ________________


1.   DESCRIPTION OF PLAN, CONTINUED

     Montgomery Emerging Markets Fund - A mutual fund with the investment objective of capital appreciation. The fund invests primarily in companies operating in developing economies throughout the world.

     Loomis Sayles Bond Retail Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

     Loomis Sayles Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

     Dreyfus GNMA Fund - A mutual fund with the investment objective of producing the highest level of current income which is consistent with preservation of capital by investing principally in securities issued by the Government National Mortgage Association ("GNMA").

     Warburg Pincus Global Fixed Income Fund - A mutual fund with the investment objective of maximum total return consistent with prudent investments. This fund invests approximately 65% of assets in fixed income securities in at least three countries.

     MCM Stable Value Advisory Fund - A mutual fund with the investment objective of total return consistent with low risk and liquidity. This fund invests primarily in short to intermediate term debt securities.

     Strong Government Securities Fund - A mutual fund with the investment objective of producing high current income and total return by investing in medium and longer term U.S. government securities. This fund invests only in investment grade bonds.

     Carriage Services, Inc. Class A Common Stock - Equity securities of the Company.

     Prior to April 3, 1998, Great-West Life and Annuity Insurance Company ("Great West") was the custodian of the Plan's assets and offered a total of 34 investment options to participants.


                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                ________________


1.   DESCRIPTION OF PLAN, CONTINUED

     VESTING

     Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:

                                                  PERCENT OF
              YEARS OF                          NONFORFEITABLE
              SERVICE                              INTEREST
            ------------                        --------------
            Less than 1                                0%
            1                                         20
            2                                         40
            3                                         60
            4                                         80
            5 or more                                100

     For purposes of vesting, a year of service is 500 hours worked within a single plan year. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Forfeited amounts utilized to reduce employer contributions during 1998 were $5,981.

     RETIREMENTS AND TERMINATIONS

     In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

     ADMINISTRATION

     The Plan is administered by the Company. Two officers of the Company have been appointed by the board of directors of the Company to act as trustees and oversee the activities of the Plan. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The custodian of the Plan's assets is Smith Barney Corporate Trust Company ("Smith Barney").

     All administrative costs, with the exception of loan set-up and maintenance fees, are paid by the Company. Loan fees are paid by the participant.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                ________________


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENTS

     Investments are carried at fair value based on quoted market prices in an active market except for investment contracts, which are carried at contract value.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.


3.   INVESTMENTS IN REGISTERED INVESTMENT COMPANIES

     Investments in registered investment companies ("mutual funds") consisted of the following at December 31, 1998 and 1997:


                                                                     CURRENT
       DECEMBER 31, 1998                            SHARES            VALUE
      -------------------                         -----------     -------------
   Founders Growth Fund .....................     41,331.8662     $     843,583
   Scudder Growth and Income Fund ...........     28,644.9341           753,648
   Wasatch Advisors Growth Fund .............     22,479.9811           439,875
   Lazard Small Capital Portfolio ...........     24,709.8535           428,716
   Brinson Global Equity Fund ...............     23,925.4392           289,976
   Montgomery Emerging Markets Fund .........     12,586.8195           100,443
   Loomis Sayles Bond Fund ..................      4,996.5526            59,709
   Loomis Sayles Bond Fund ..................      2,237.5399            25,813
   Dreyfus GNMA Fund ........................      7,081.0616           103,100
   Warburg Pincus Global Fixed Income Fund ..      2,792.5808            29,601
   MCM Stable Value Advisory Fund ...........    103,344.4502         1,073,318
   Strong Government Securities Fund ........     11,973.7536           128,838
                                                                  -------------

     Total at December 31, 1998 .............                     $   4,276,620
                                                                  =============


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                               _________________


3.   INVESTMENTS IN REGISTERED INVESTMENT COMPANIES, CONTINUED

                                                                             CURRENT
       DECEMBER 31, 1997                                  SHARES              VALUE
      -------------------                               -----------        -----------
   American Century Ultra Growth Fund ...........      11,436.109794      $     286,565
   AIM Constellation Fund .......................      10,105.162189            264,876
   Maxim Small Capital Index Fund ...............       2,151.294719             34,858
   Maxim Growth Index Fund ......................       3,564.443282             74,618
   Maxim Small Capital Aggressive Growth Fund ...       2,932.788291             55,033
   Maxim U.S. Government Mortgage Securities Fund       4,329.660290             63,123
   Maxim Investment Grade Corporate Bond Fund ...       2,639.516269             74,557
   Maxim Corporate Bond Fund ....................       1,087.380493             15,959
   Putnam Global Governmental Income Fund .......       1,212.384367             13,431
   Maxim Short-Term Maturity Bond Fund ..........         340.787276              3,785
   Fidelity Advisor Growth Opportunity Fund .....       8,293.920873            156,178
   Maxim Stock Index Fund .......................       2,755.314242            158,666
   AIM Weingarten Fund ..........................       8,465.264285            180,068
   Maxim Small Capital Value Fund ...............         642.271311             10,680
   Maxim Mid Capital Fund .......................          21.103818                233
   Maxim Blue Chip Fund .........................       2,757.820794             47,898
   AIM Charter Fund .............................       7,114.745267            154,360
   Maxim Value Index Fund .......................       1,150.663323             23,907
   Putnam Fund for Growth and Income ............       8,535.960962            135,430
   Fidelity Advisor Equity Income Fund ..........         882.439965             13,529
   Putnam Global Growth Fund ....................       7,248.961121            109,073
   Maxim Foreign Equities Fund ..................       1,614.433404             18,277
   Fidelity Advisor Overseas Fund ...............         735.234908              8,885
   Orchard Index Pacific Fund ...................           1.770692                 13
   Orchard Index European Fund ..................           1.458128                 15
   Maxim Money Market Fund ......................       6,971.819670            127,572
   Great-West Profile Series Fund I .............      16,445.884945            289,248
   Great-West Profile Series Fund II ............      28,504.760157            470,086
   Great-West Profile Series Fund III ...........       4,859.378562             74,849
   Great-West Profile Series Fund IV ............       3,939.495169             56,683
   Great-West Profile Series Fund V .............         641.112616              8,543
                                                                          -------------
     Total at December 31, 1997 .................                         $   2,930,998
                                                                          =============

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 _____________


4.   RISKS AND UNCERTAINTIES

     CREDIT RISK

     The Plan provides for various investments in mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

     IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

     In anticipation of the Year 2000 issue, both the Company and the Custodian implemented Year 2000 programs which included the performance of inventories of information technology and non-information technology systems, assessments of potential problem areas, testing of systems for Year 2000 readiness, and modification of systems that are not Year 2000 compliant.

     The Company and the Custodian believe all of their core systems are Year 2000 compliant.

     Although the Company and the Custodian expect to be ready to continue business activities without interruption by a Year 2000 problem, each recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties. Under a "worst case Year 2000 scenario", it may be necessary to temporarily interrupt normal plan activities. The Trustees do not believe that such circumstances would result in a material adverse impact on Plan operations. The Company and the Custodian have begun, but not yet completed, development of contingency plans to deal with the "most likely worst case Year 2000 scenario". The contingency plans are expected to be completed during the third quarter of 1999.


                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                _______________


4.   RISKS AND UNCERTAINTIES, CONTINUED

     IMPACT OF THE YEAR 2000 ISSUE, CONTINUED

     The cost of becoming Year 2000 compliant is not expected to be significant and such cost will be borne by the Company and the Custodian.


5.   TAX STATUS

     On April 29, 1995, the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS"). Subsequent to the date of that original letter, the Company adopted an amendment and restatement of the Plan and has requested a determination letter covering the restated plan. The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 1998 and 1997.


6.   PLAN INVESTMENTS

     Following is an analysis of plan activity by investment option for the year ended December 31, 1998:



                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                _______________


6.   PLAN INVESTMENTS, CONTINUED

                                                                                       AMERICAN
                                                           GREAT-WEST                  CENTURY        AIM
                                                    GUARANTEED CERTIFICATE FUND         ULTRA       CONSTEL-
                                                36 MONTH     60 MONTH     84 MONTH      GROWTH       LATION
                                               ---------    ---------    ---------    ---------    ---------
   Net assets available for plan
     benefits at January 1, 1998 ...........   $  44,720    $   3,919    $   4,072    $ 283,628    $ 263,198

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ......................        --           --           --         53,665       34,475
     Interest income .......................         514           44           55         --           --
     Employer contributions ................        --           --           --           --           --
     Participant contributions .............       1,322          132          132       17,573       17,293
     Rollovers .............................        --           --           --           --           --
                                               ---------    ---------    ---------    ---------    ---------

       Total additions .....................       1,836          176          187       71,238       51,768
                                               ---------    ---------    ---------    ---------    ---------

   Deductions from net assets attributed to:
     Benefit payments ......................        --           --           --           --           --
     Excess contributions ..................        --           --           --           --           --
                                               ---------    ---------    ---------    ---------    ---------

       Total deductions ....................        --           --           --           --           --
                                               ---------    ---------    ---------    ---------    ---------

   Transfers, net ..........................     (46,556)      (4,095)      (4,259)    (354,866)    (314,966)
                                               ---------    ---------    ---------    ---------    ---------

   Net assets available for plan
     benefits at December 31, 1998 .........   $    --      $    --      $    --      $    --      $    --
                                               =========    =========    =========    =========    =========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 ______________


6.  PLAN INVESTMENTS, CONTINUED:

                                                                        MAXIM                    MAXIM
                                                MAXIM                   SMALL        MAXIM     INVESTMENT
                                                SMALL        MAXIM     CAPITAL     U.S. GOVT     GRADE
                                               CAPITAL      GROWTH    AGGRESSIVE    MORTGAGE   CORPORATE
                                                INDEX        INDEX     GROWTH      SECURITIES  SECURITIES
                                               --------    --------   ----------  -----------  -----------
   Net assets available for plan
     benefits at January 1, 1998 ...........   $ 34,236    $ 73,726    $ 52,177    $ 63,123    $ 73,984

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ......................      3,833      12,024       6,666         935         968
     Interest income .......................       --          --          --          --          --
     Employer contributions ................       --          --          --          --          --
     Participant contributions .............      4,620       3,536      10,091       2,188       1,620
     Rollovers .............................       --          --          --          --          --
                                               --------    --------    --------    --------    --------

       Total additions .....................      8,453      15,560      16,757       3,123       2,588
                                               --------    --------    --------    --------    --------

   Deductions from net assets attributed to:
     Benefit payments ......................       --          --          --          --          --
     Excess contributions ..................       --          --          --          --          --
                                               --------    --------    --------    --------    --------

       Total deductions ....................       --          --          --          --          --
                                               --------    --------    --------    --------    --------

   Transfers, net ..........................    (42,689)    (89,286)    (68,934)    (66,246)    (76,572)
                                               --------    --------    --------    --------    --------

   Net assets available for plan
     benefits at December 31, 1998 .........   $   --      $   --      $   --      $   --      $   --
                                               ========    ========    ========    ========    ========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 ______________


6.  PLAN INVESTMENTS, CONTINUED:


                                                                            PUTNAM          MAXIM
                                                                            GLOBAL          SHORT-       FIDELITY
                                                             MAXIM          GOVERN-         TERM         ADVISORS        MAXIM
                                                           CORPORATE        MENTAL         MATURITY       GROWTH         STOCK
                                                              BOND          INCOME          BOND       OPPORTUNITY       INDEX
                                                           ---------      ---------      ---------    --------------   ---------
   Net assets available for plan
     benefits at January 1, 1998 .....................     $  15,441      $  13,042      $   3,785      $ 154,812      $ 157,320

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ................................           647           (137)            52         16,918         25,369
     Interest income .................................          --             --             --             --             --
     Employer contributions ..........................          --             --             --             --             --
     Participant contributions .......................         1,914          1,263            814          8,214          8,166
     Rollovers .......................................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total additions ...............................         2,561          1,126            866         25,132         33,535
                                                           ---------      ---------      ---------      ---------      ---------

   Deductions from net assets attributed to:
     Benefit payments ................................          --             --             --             --             --
     Excess contributions ............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total deductions ..............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

   Transfers, net ....................................       (18,002)       (14,168)        (4,651)      (179,944)      (190,855)
                                                           ---------      ---------      ---------      ---------      ---------

   Net assets available for plan
     benefits at December 31, 1998 ...................     $    --        $    --        $    --        $    --        $    --
                                                           =========      =========      =========      =========      =========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                _______________


6.  PLAN INVESTMENTS, CONTINUED:

                                                                            MAXIM
                                                                            SMALL          MAXIM           MAXIM
                                                              AIM          CAPITAL          MID            BLUE           AIM
                                                          WEINGARTEN        VALUE         CAPITAL          CHIP         CHARTER
                                                         ------------    -----------    ------------   ------------   ------------
   Net assets available for plan
     benefits at January 1, 1998 .....................     $ 179,839      $  10,431      $     216      $  47,898      $ 154,360

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ................................        27,723            969             99          5,608         20,462
     Interest income .................................          --             --             --             --             --
     Employer contributions ..........................          --             --             --             --             --
     Participant contributions .......................         8,038          1,025            404          1,834          5,347
     Rollovers .......................................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total additions ...............................        35,761          1,994            503          7,442         25,809
                                                           ---------      ---------      ---------      ---------      ---------

   Deductions from net assets attributed to:
     Benefit payments ................................          --             --             --             --             --
     Excess contributions ............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total deductions ..............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

   Transfers, net ....................................      (215,600)       (12,425)          (719)       (55,340)      (180,169)
                                                           ---------      ---------      ---------      ---------      ---------

   Net assets available for plan
     benefits at December 31, 1998 ...................     $    --        $    --        $    --        $    --        $    --
                                                           =========      =========      =========      =========      =========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                _______________


6.  PLAN INVESTMENTS, CONTINUED:

                                                                           PUTNAM
                                                                          FUND FOR
                                                             MAXIM         GROWTH         FIDELITY       PUTNAM          MAXIM
                                                             VALUE           AND          ADVISOR        GLOBAL         FOREIGN
                                                             INDEX         INCOME         EQUITY         GROWTH         EQUITIES
                                                          ------------  ------------   ------------   -------------   ------------
   Net assets available for plan
     benefits at January 1, 1998 .....................     $  23,907      $ 135,411      $  13,529      $ 108,052      $  17,889

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ................................         3,704         17,659          2,368         19,778          2,861
     Interest income .................................          --             --             --             --             --
     Employer contributions ..........................          --             --             --             --             --
     Participant contributions .......................         3,921         14,423          2,810         14,260          1,649
     Rollovers .......................................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total additions ...............................         7,625         32,082          5,178         34,038          4,510
                                                           ---------      ---------      ---------      ---------      ---------

   Deductions from net assets attributed to:
     Benefit payments ................................          --             --             --             --             --
     Excess contributions ............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total deductions ..............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

   Transfers, net ....................................       (31,532)      (167,493)       (18,707)      (142,090)       (22,399)
                                                           ---------      ---------      ---------      ---------      ---------

   Net assets available for plan
     benefits at December 31, 1998 ...................     $    --        $    --        $    --        $    --        $    --
                                                           =========      =========      =========      =========      =========


                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 ______________


6.  PLAN INVESTMENTS, CONTINUED:


                                                                                                                         GREAT-
                                                            FIDELITY       ORCHARD        ORCHARD         MAXIM           WEST
                                                            ADVISOR         INDEX         INDEX           MONEY          PROFILE
                                                            OVERSEAS       PACIFIC       EUROPEAN         MARKET         SERIES I
                                                          ------------   -----------   ------------    ------------   -------------
   Net assets available for plan
     benefits at January 1, 1998 .....................     $   8,885      $      13      $      15      $ 127,572      $ 284,156

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ................................         1,474             (2)           140          1,322         42,610
     Interest income .................................          --             --             --             --             --
     Employer contributions ..........................          --             --             --             --             --
     Participant contributions .......................         1,958             18            142          8,846         27,584
     Rollovers .......................................          --             --             --             --              921
                                                           ---------      ---------      ---------      ---------      ---------

       Total additions ...............................         3,432             16            282         10,168         71,115
                                                           ---------      ---------      ---------      ---------      ---------

   Deductions from net assets attributed to:
     Benefit payments ................................          --             --             --             --             --
     Excess contributions ............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

       Total deductions ..............................          --             --             --             --             --
                                                           ---------      ---------      ---------      ---------      ---------

   Transfers, net ....................................       (12,317)           (29)          (297)      (137,740)      (355,271)
                                                           ---------      ---------      ---------      ---------      ---------

   Net assets available for plan
     benefits at December 31, 1998 ...................     $    --        $    --        $    --        $    --        $    --
                                                           =========      =========      =========      =========      =========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 _____________


6.  PLAN INVESTMENTS, CONTINUED:


                                                             GREAT-          GREAT-         GREAT-         GREAT-
                                                              WEST            WEST           WEST          WEST
                                                             PROFILE         PROFILE        PROFILE       PROFILE       FOUNDERS
                                                            SERIES II      SERIES III      SERIES IV      SERIES V       GROWTH
                                                           -----------    -------------  ------------   ------------   -----------
   Net assets available for plan
     benefits at January 1, 1998 ......................     $ 469,488      $  72,834      $  56,576      $   8,543      $    --

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments .................................        54,023          7,593          3,899            344         78,085
     Interest income ..................................          --             --             --             --             --
     Employer contributions ...........................          --             --             --             --           53,131
     Participant contributions ........................        15,576         15,737          6,085            281        193,657
     Rollovers ........................................          --             --             --             --             --
                                                            ---------      ---------      ---------      ---------      ---------

       Total additions ................................        69,599         23,330          9,984            625        324,873
                                                            ---------      ---------      ---------      ---------      ---------

   Deductions from net assets attributed to:
     Benefit payments .................................          --             --             --             --           13,301
     Excess contributions .............................          --             --             --             --            1,343
                                                            ---------      ---------      ---------      ---------      ---------

       Total deductions ...............................          --             --             --             --           14,644
                                                            ---------      ---------      ---------      ---------      ---------

   Transfers, net .....................................      (539,087)       (96,164)       (66,560)        (9,168)       532,011
                                                            ---------      ---------      ---------      ---------      ---------

   Net assets available for plan
     benefits at December 31, 1998 ....................     $    --        $    --        $    --        $    --        $ 842,240
                                                            =========      =========      =========      =========      =========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 _____________


6.  PLAN INVESTMENTS, CONTINUED:


                                                             SCUDDER                        LAZARD
                                                             GROWTH         WASATCH         SMALL          BRINSON     MONTGOMERY
                                                              AND           ADVISORS       CAPITAL         GLOBAL       EMERGING
                                                             INCOME         GROWTH        PORTFOLIO        EQUITY       MARKETS
                                                           ------------  -------------  --------------  ------------  ------------
   Net assets available for plan
     benefits at January 1, 1998 ......................     $    --        $    --        $    --        $    --       $    --

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments .................................       (20,651)       (20,040)       (77,869)         4,922       (32,272)
     Interest income ..................................          --             --             --             --            --
     Employer contributions ...........................        53,469         32,588         36,973         17,667         7,360
     Participant contributions ........................       198,716        117,605        124,270         67,466        27,129
     Rollovers ........................................          --             --             --             --            --
                                                            ---------      ---------      ---------      ---------     ---------

       Total additions ................................       231,534        130,153         83,374         90,055         2,217
                                                            ---------      ---------      ---------      ---------     ---------

   Deductions from net assets attributed to:
     Benefit payments .................................        12,989          6,765          7,298          2,755         3,038
     Excess contributions .............................           639          1,277          2,957            869           323
                                                            ---------      ---------      ---------      ---------     ---------

       Total deductions ...............................        13,628          8,042         10,255          3,624         3,361
                                                            ---------      ---------      ---------      ---------     ---------

   Transfers, net .....................................       535,103        316,487        352,640        202,676       101,264
                                                            ---------      ---------      ---------      ---------     ---------

   Net assets available for plan
     benefits at December 31, 1998 ....................     $ 753,009      $ 438,598      $ 425,759      $ 289,107     $ 100,120
                                                            =========      =========      =========      =========     =========

                                   Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 ______________


6.  PLAN INVESTMENTS, CONTINUED:


                                                                                                          WARBURG
                                                           LOOMIS                                         PINCUS           MCM
                                                           SAYLES          LOOMIS                         GLOBAL          STABLE
                                                            BOND           SAYLES          DREYFUS        FIXED           VALUE
                                                           RETAIL           BOND            GNMA          INCOME         ADVISORY
                                                         ----------      ----------      ----------     ----------     ----------
   Net assets available for plan
     benefits at January 1, 1998 ...................     $     --        $     --        $     --       $     --       $     --

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ..............................            (49)           (134)          2,104            972         44,668
     Interest income ...............................           --              --              --             --           14,284
     Employer contributions ........................           --             5,667           6,763          1,664         60,843
     Participant contributions .....................           --            20,122          27,785          6,698        143,204
     Rollovers .....................................           --              --              --             --             --
                                                         ----------      ----------      ----------     ----------     ----------

       Total additions .............................            (49)         25,655          36,652          9,334        262,999
                                                         ----------      ----------      ----------     ----------     ----------

   Deductions from net assets attributed to:
     Benefit payments ..............................          1,371             372          17,934            111        167,562
     Excess contributions ..........................           --              --              --             --              286
                                                         ----------      ----------      ----------     ----------     ----------

       Total deductions ............................          1,371             372          17,934            111        167,848
                                                         ----------      ----------      ----------     ----------     ----------

   Transfers, net ..................................         61,129             530          84,382         20,378        977,881
                                                         ----------      ----------      ----------     ----------     ----------

   Net assets available for plan
     benefits at December 31, 1998 .................     $   59,709      $   25,813      $  103,100     $   29,601     $1,073,032
                                                         ==========      ==========      ==========     ==========     ==========

                                   Continued

                         CARRIAGE SERVICES 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 _____________


6.  PLAN INVESTMENTS, CONTINUED:

                                                            STRONG        CARRIAGE
                                                          GOVERNMENT      SERVICES         LOAN
                                                          SECURITIES       STOCK           FUND          OTHER          TOTAL
                                                         ------------   ----------     ----------      ----------      ----------
   Net assets available for plan
     benefits at January 1, 1998 ...................     $     --       $     --       $  109,112      $  125,302      $3,195,211

   Additions to net assets attri-
     buted to:
     Net appreciation in market value
       of investments ..............................          5,229        106,047           --            (6,139)        452,922
     Interest income ...............................           --             --           19,909            --            34,806
     Employer contributions ........................          5,841         27,323           --          (104,867)        204,422
     Participant contributions .....................         22,038         79,971           --           146,680       1,384,157
     Rollovers .....................................           --           73,935           --              --            74,856
                                                         ----------     ----------     ----------      ----------      ----------

       Total additions .............................         33,108        287,276         19,909          35,674       2,151,163
                                                         ----------     ----------     ----------      ----------      ----------

   Deductions from net assets attributed to:
     Benefit payments ..............................          7,821          2,492         14,832            --           258,641
     Excess contributions ..........................           --               74           --              --             7,768
                                                         ----------     ----------     ----------      ----------      ----------

       Total deductions ............................          7,821          2,566         14,832            --           266,409
                                                         ----------     ----------     ----------      ----------      ----------

   Transfers, net ..................................        103,551        262,077        (24,820)         13,907            --
                                                         ----------     ----------     ----------      ----------      ----------

   Net assets available for plan
     benefits at December 31, 1998 .................     $  128,838     $  546,787     $   89,369      $  174,883      $5,079,965
                                                         ==========     ==========     ==========      ==========      ==========

                            SUPPLEMENTAL SCHEDULES

                          CARRIAGE SERVICES 401(K) PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998


EIN:  76-0339922
PN:   001


                                                                                                                     NET
                                                                                                                  UNREALIZED
                                                      NUMBER                                  CURRENT               GAIN
DESCRIPTION OF ASSET                                 OF SHARES              COST               VALUE               (LOSS)
--------------------                               ------------          -----------        -----------         -------------
Investments held in custody
  of Salomon Smith Barney, Inc.:
  Registered Investment Companies:
    Founders Growth Fund                            41,331.8662          $  764,813          $  843,583          $   78,770
    Scudder Growth and Income Fund                  28,644.9341             771,357             753,648             (17,709)
    Wasatch Advisors Growth Fund                    22,479.9811             456,421             439,875             (16,546)
    Lazard Small Capital Portfolio                  24,709.8535             498,653             428,716             (69,937)
    Brinson Global Equity Fund                      23,925.4392             284,616             289,976               5,360
    Montgomery Emerging Markets Fund                12,586.8195             140,881             100,443             (40,438)
    Loomis Sayles Bond Retail Fund                   4,996.5526              59,604              59,709                 105
    Loomis Sayles Bond Fund                          2,237.5399              25,889              25,813                 (76)
    Dreyfus GNMA Fund                                7,081.0616             100,909             103,100               2,191
    Warburg Pincus Global Fixed
      Income Fund                                    2,792.5808              28,767              29,601                 834
    MCM Stable Value Advisory Fund                 103,344.8502           1,038,613           1,073,318              34,705
    Strong Government Securities Fund               11,973.7536             123,735             128,838               5,103
  Common Stock - Carriage Services, Inc.            19,173.6711             441,165             546,861             105,696
  Participant Loans (bearing interest
    at rates ranging from 10.25% to 10.75%)               -                  89,369              89,369                -
                                                                         ----------          ----------          ----------

      Total assets held for investment
        purposes                                                         $4,824,792          $4,912,850          $   88,058
                                                                         ==========          ==========          ==========


                          CARRIAGE SERVICES 401(K) PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


EIN:  76-0339922
PN:   001


                                                                                  PURCHASE/          MARKET           NET
                                                              NUMBER               SALES             VALUE/          GAIN/
DESCRIPTION OF ASSET                                        OF SHARES              PRICE              COST          (LOSS)
--------------------                                   -------------------    ----------------   --------------   -----------
PURCHASES

Investments held in custody of Salomon
  Smith Barney, Inc.:
  Founders Growth Fund                                    43,451.253000         $  893,228         $  893,228       $   -
  Scudder Growth and Income Fund                          30,546.360400            944,905            944,905           -
  Wasatch Advisors Growth Fund                            23,513.466400            517,461            517,461           -
  Lazard Small Capital Portfolio                          26,529.413700            577,454            577,454           -
  Brinson Global Equity Fund                              25,510.469900            329,644            329,644           -
  MCM Stable Value Advisory Fund                         494,259.975800          8,858,655          8,858,655           -
  Cash Investments                                     4,000,053.780000          4,000,054          4,000,054           -
  Carriage Services, Inc. Common Stock                    19,355.522800            446,829            446,829           -
Investments held in custody of Great-West
  Life & Annuity Insurance Company:
  Aggressive Growth Funds:
    American Century Ultra Growth Fund                       837.621333             21,215             21,215           -
    AIM Constellation Fund                                   680.306729             17,932             17,932           -
  Growth Funds:
    Fidelity Advisor Growth Opportunity Fund                 482.951897              9,263              9,263           -
    Maxim Stock Index Fund                                   180.479703             10,673             10,673           -
    AIM Weingarten Fund                                      383.322436              8,330              8,330           -
  Growth and Income Funds:
    AIM Charter Fund                                         263.035796              5,799              5,799           -
    Putnam Fund For Growth and Income                        935.942721             15,059             15,059           -
  International Funds:
    Putnam Global Growth Fund                                981.439749             15,087             15,087           -
  Money Market Fund:
    Maxim Money Market Fund                                  515.747910              9,471              9,471           -
  Profile Funds:
    Great-West Profile Series I                            1,677.958094             30,137             30,137           -
    Great-West Profile Series II                           1,740.837791             27,333             27,333           -



                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
              ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998


EIN:  76-0339922
PN:   001



                                                                                 PURCHASE/          MARKET            NET
                                                             NUMBER               SALES             VALUE/           GAIN/
DESCRIPTION OF ASSET                                        OF SHARES             PRICE             COST            (LOSS)
--------------------                                  -------------------    ---------------   --------------   --------------
SALES

Investments held in custody of Salomon
  Smith Barney, Inc.:
  Founders Growth Fund                                     2,119.386800        $   41,567        $   42,252       $   (685)
  Scudder Growth and Income Fund                           1,901.426300            54,034            56,977         (2,943)
  Wasatch Advisors Growth Fund                             1,036.485300            19,800            23,293         (3,493)
  Lazard Small Capital Portfolio                           1,819.560200            30,456            38,387         (7,931)
  Brinson Global Equity Fund                               1,585.030700            19,209            19,647           (438)
  MCM Stable Value Advisory Fund                         390,928.636400         3,919,929         3,909,966          9,963
  Cash Investments                                     4,000,053.780000         4,000,054         4,000,054           -
  Carriage Services, Inc. Common Stock                       125.584700             3,184             2,832            352
Investments held in custody of Great-West
  Life & Annuity Insurance Company:
  Aggressive Growth Funds:
    American Century Ultra Growth Fund                    12,273.731127           361,445           269,476         91,969
    AIM Constellation Fund                                10,785.468918           317,283           257,537         59,746
  Growth Funds:
    Fidelity Advisor Growth Opportunity Fund               8,776.872770           182,359           139,008         43,351
    Maxim Stock Index Fund                                 2,935.793945           194,708           144,988         49,720
    AIM Weingarten Fund                                    8,848.586721           216,121           159,101         57,020
  Growth and Income Funds:
    AIM Charter Fund                                       7,377.781063           180,621           139,490         41,131
    Putnam Fund For Growth and Income                      9,471.903683           168,148           137,642         30,506
  International Funds:
    Putnam Global Growth Fund                              8,230.400870           143,937           119,881         24,056
  Money Market Fund:
    Maxim Money Market Fund                                7,487.567461           138,366           134,025          4,341
  Profile Funds:
    Great-West Profile Series I                           18,123.843039           361,995           294,497         67,498
    Great-West Profile Series II                          30,245.597948           551,442           443,947        107,495


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                             CARRIAGE SERVICES, INC.
                                  401 (k) Plan


By: /s/ TIMOTHY R. MCBROOM                    Date:  June 29, 1999
        ------------------                           --------------
        Timothy R. McBroom
        Assistant Vice President and
        Treasurer